Exhibit 99.1

Second Sight Medical Products and Nano Precision Medical Announce Merger Agreement to Create
Leading Therapeutic Implant Company

•	Nano Precision Medical’s lead program (NPM-119) is a tiny subdermal implant of a GLP-1 receptor agonist to treat patients with Type 2 diabetes
•	Second Sight will issue 134M shares to acquire full ownership of Nano Precision Medical. Second Sight shareholders will own ~23% of the combined company.
•	Second Sight shareholders join NPM shareholders, including AstraZeneca which has been a strategic investor since 2016
•	Second Sight currently has over $69M to enable the advancement of NPM-119 through clinical proof of concept into a pivotal clinical trial and continued exploration of the visual prothesis business opportunity
•	Investor Conference Call Scheduled for Tuesday, February 8, 2022, at 9:00 am EST, accessible here: https://viavid.webcasts.com/starthere.jsp?ei=1527993&tp_key=b16592ee32

LOS ANGELES and EMERYVILLE, CA, Feb. 7, 2022 - Second Sight Medical Products, Inc. (NASDAQ: EYES) (the “Company” or “Second Sight”) and Nano Precision Medical, Inc. (“NPM”), today announced that they have entered into a definitive agreement under which privately held NPM will merge with a wholly owned subsidiary of Second Sight in an all-stock transaction. NPM will be the surviving company and owned by Second Sight. The resulting company will focus on development of innovative drug and device medical implants that treat chronic diseases with high unmet medical need.

Nano Precision Medical, leveraging its proprietary NanoPortalTM drug implant technology, is creating a portfolio of new drugs that address medication non-adherence, a leading reason for poor clinical outcomes. The NanoPortal implant system combines innovative drug development, engineering and nanotechnology that can deliver minimally fluctuating drug release profiles across a wide range of small molecules, peptides, and monoclonal antibodies. NPM’s lead program, NPM-119, is a near clinical stage GLP-1 receptor agonist which is being developed to treat patients with Type 2 diabetes for up to 6 months with a single, tiny subdermal implant. Completion of non-clinical studies to support an Investigational New Drug Application (IND), filing the IND with the Food and Drug Administration and initiation of the First-in-Human clinical study, also known as the LIBERATE-1 trial, are anticipated by late 2022. Upon closing of the transaction, the combined company will be under the leadership of NPM’s co-founder, CEO and Chairman, Adam Mendelsohn, Ph.D.

According to Second Sight Chairman of the Board Gregg Williams, “The merger with NPM aligns with our expanded vision to become a top device and drug implant company, allows us immediate access to NPM’s experienced executive leadership team, and provides the two companies with a myriad of opportunities to leverage potential synergies.” NPM’s Dr. Adam Mendelsohn added “At NPM we are very excited about the proposed merger with Second Sight, which will enable NPM to accelerate development activities for its internal pipeline and also engage with Second Sight in the continued exploration of their visual prosthesis business opportunity.”

In addition to advancing NPM’s drug implant portfolio, the company will continue to explore opportunities intended to create artificial forms of useful vision for the profoundly blind. Second Sight is currently developing the Orion® Visual Cortical Prosthesis System, an investigational device intended to bring artificial vision to individuals who are blind due to a wide range of causes, including glaucoma, diabetic retinopathy, optic nerve injury or disease, or forms of cancer and trauma. Orion is currently being studied in an early feasibility study at UCLA and Baylor College of Medicine. Second Sight’s legacy product, the Argus® II, was approved by the FDA for the treatment of retinitis pigmentosa and was the world’s first FDA and CE Mark approved device that provides artificial vision to individuals with bare to no light perception. Since the Orion bypasses the optic nerve and directly stimulates the visual cortex of the brain, it has the potential to treat a much larger patient population than that associated with the Argus II.

Prior to the merger, Second Sight is providing NPM with $8 million for working capital and to enable acceleration of pipeline programs. The Boards of both companies voted to support the proposed merger agreement. If the proposed merger is consummated, Second Sight shareholders will join NPM shareholders, including AstraZeneca which has been a strategic investor in NPM since 2016. The parties anticipate completion of the merger in 2Q/3Q 2022.

ThinkEquity is serving as financial advisor to Second Sight in connection with the merger. In addition, the law firms of Venable and Golenbock are providing legal support for Second Sight and NPM, respectively.

Transaction Overview

Second Sight will issue approximately 134 million shares of its common stock to acquire full ownership of NPM. Second Sight shareholders will acquire approximately 23% equity of the combined company. The transaction is expected to close in the second/third quarter of 2022 and is subject to stockholder approval and other customary closing conditions.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K filed by Second Sight today with the Securities and Exchange Commission ("SEC") and available at www.sec.gov.

Investor Presentation Information

Management of Second Sight and NPM will host an investor presentation on Tuesday, February 8, 2022, at 9:00 am EST to discuss the proposed transaction. You may preregister for the event by visiting https://viavid.webcasts.com/starthere.jsp?ei=1527993&tp_key=b16592ee32. A copy of the presentation can be accessed via an 8-K filed with the SEC today, February 7, 2022.

Shareholders and other interested parties may also participate in the conference call by dialing 1-877-407-9208 (U.S. Toll-Free) or 1-201-493-6784 (International) a few minutes before the 9:00 a.m. ET start time.

About Second Sight Medical Products, Inc.

Second Sight Medical Products, Inc. (Nasdaq: EYES) develops implantable visual prosthetics that are intended to deliver useful artificial vision to blind individuals. A recognized global leader in neuromodulation devices for blindness, the Company is committed to developing new technologies to treat the broadest population of sight-impaired individuals. The Company’s headquarters are in Los Angeles, California. More information is available at secondsight.com.

About Nano Precision Medical Products, Inc.

Nano Precision Medical. Inc is a privately held biopharmaceutical company developing drug implants by leveraging the company’s proprietary NanoPortal drug implant technology. These drug implants, designed to deliver minimally fluctuating drug profiles, will address drug non-adherence which is one of the top reasons for sub-optimal clinical benefit associated with oral and injectable products that treat chronic disease. The company’s lead product, NPM-119, is a GLP-1 receptor agonist under development to treat patients with Type 2 diabetes. The Company’s headquarters are in Emeryville, California. More information is available at www.nanoprecisionmedical.com.

Safe Harbor

This press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding the proposed merger, including the benefits of the proposed business combination, integration plans, expected synergies and opportunities, the expected management and governance of the combined company, and the expected timing of the proposed transactions contemplated by the definitive merger agreement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Second Sight’s and NPM’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the merger transaction to fail to close; (2) the outcome of any legal proceedings that may be instituted against Second Sight or NPM following announcement of the Merger, (3) the inability to complete the Merger, including due to failure to obtain approval of the shareholders of Second Sight or NPM, or inability to satisfy any of the other conditions to closing in the merger agreement, (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the business combination; (5) the inability to obtain the listing of the shares of common stock of the post-merger company on the Nasdaq Stock Market following the  merger; (6) the risk that the announcement and consummation of the business combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the merger combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the  merger transactions, (9) changes in applicable laws or regulations; (10) the possibility that Second Sight and/or NPM may be adversely affected by other economic, business, regulatory, and/or competitive factors; (11) the impact of COVID-19 on Second Sight’s and/or NPM’s business; and (12) our ability to obtain adequate financing to fund our business operations in the future; and (13) other risks and uncertainties indicated from time to time in the proxy statement to be filed relating to the business combination, including those under “Risk Factors” therein and in Second Sight’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Second Sight considers immaterial or which are unknown. A further list and description of risks and uncertainties can be found in Second Sight’s Annual Report on Form 10-K, filed on March 16, 2021, and as thereafter amended, and Form 10-Q filed November 12, 2021. Any forward-looking statement made by us in this press release is based only on information currently available to Second Sight and speaks only as of the date on which it is made. Second Sight undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Non-Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

For Additional Information, please contact

Second Sight Medical Products

Dave Gentry

RedChip Companies, Inc.
1-800-RED-CHIP (733-2447) or 407-491-4498

EYES@redchip.com

Nano Precision Medical, Inc.

Don Dwyer

Nano Precision Medical, Inc.

1-302-379-0184

don@nanoprecisionmedical.com